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                                                                Exhibit 17(b)(2)


              [Letterhead of Interstate/Johnson Lane Corporation]


May 4, 1998

Board of Directors
Brad Ragan, Inc.
4404-G Stuart Andrew Blvd.
Charlotte, NC  28217


Members of the Board:

         You have requested our opinion (the "Opinion") expressed below, on behalf of the shareholders of Brad Ragan, Inc. (the "Company"), of the consideration to be received by the shareholders of the Company in the proposed transaction (the "Transaction") in which The Goodyear Tire & Rubber Co. ("Goodyear") would acquire 556,924 shares of common stock, or approximately 25% of the total shares outstanding, of the Company for $37.25 per share (the "Offer").

         Interstate/Johnson Lane Corporation is one of the largest independent investment banking firms headquartered in the Southeast. As part of its regular investment banking business, Interstate/Johnson Lane Corporation evaluates securities in connection with negotiated underwritings, leveraged buyouts, secondary distributions, private placements, estate and gift valuations, mergers and acquisitions, employee stock ownership plan purchases and other activities.

         We have developed our Opinion on the basis of the findings and conclusions arising from our conduct of due diligence with respect to the Company. In arriving at our Opinion, we have, among other things:

         1)       reviewed the terms of the Offer;

         2) reviewed historical market price and volume information relating to the Company;

         3) analyzed certain historical and projected business and financial information relating to the Company;

         4) conducted discussions with members of senior management of the Company with respect to the business and the Transaction;

         5) reviewed financial and market information as to certain other publicly traded companies believed by us to be reasonably similar to the Company; and



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         6)       conducted such other financial studies, analyses and
                  investigations as appropriate and relevant as the basis for the conclusions set forth in this Opinion.

         We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information furnished to us by the Company including, without limitation, all financial projections. Accordingly, we do not make any warranties, nor do we express any opinion regarding the accuracy of such projections. We have also relied upon the assurances of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading.

         Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that as of the date hereof, the Offer received by the shareholders of the Company is fair, from a financial point of view.

         Our fees for rendering our Opinion are not contingent upon the Opinion expressed herein, and neither Interstate/Johnson Lane Corporation nor any of its affiliates or employees has a present or intended material financial interest in the Company. Further, Interstate/Johnson Lane Corporation is independent of all parties participating in the proposed Transaction.

         This Opinion is furnished pursuant to our engagement letter dated November 13, 1997. Our Opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote in connection with the Transaction. This Opinion is a summary discussion of our underlying analyses and may be included in communications to the shareholders of the Company provided that Interstate/Johnson Lane Corporation approves of such disclosures prior to publication.



                                        Very truly yours,



                                        INTERSTATE/JOHNSON LANE
                                        CORPORATION